UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

United Airlines increases economic stake in Azul to 8.0%

Increased participation is a result of United concluding a private preferred share transaction with Hainan Airlines

São Paulo, Apr 27, 2018 – Today, Azul is announcing that current shareholder United Airlines has just concluded a private preferred share transaction with Hainan Airlines. The transaction increased United’s economic stake in Azul from 3.7% to 8.0%.

“We continue to look for new ways to provide more connectivity for our customers, and we are excited about today’s announcement as Azul has been a great partner,” said Andrew Levy, Executive Vice President and Chief Financial Officer of United Airlines.  “Following our initial investment in 2015, connecting traffic between our airlines is at an all-time high, significantly benefiting our customers traveling between the US and Brazil.  Azul’s strong network in Brazil, unique business model and exceptional customer service make this transaction a good long-term investment.”

“Today is an important step forward in our partnership with United Airlines,” said John Rodgerson, CEO of Azul. “Our customers are benefiting from having access to our collective networks that extend throughout North America with United and in Brazil with Azul. This investment reinforces our strategy, our business plan, our opportunities for growth and in our 11,000 crewmembers that take care of our customers every single day.”

Azul and United today connect via their gateways in Sao Paulo – Guarulhos (GRU), Fort Lauderdale, Florida (FLL) and Orlando, Florida (MCO).  In Brazil connecting customers have access to the largest domestic network in the country, serving more than 100 cities, while flying Azul’s award winning domestic experience.  In the United States, customers have access to United’s industry leading global network.  In addition to unparalleled connectivity, Azul and United customers can earn elite status miles as well as enjoy benefits such as priority boarding, lounge access and priority baggage when flying the two airlines.

About United

United Airlines and United Express operate approximately 4,600 flights a day to 354 airports across five continents. In 2017, United and United Express operated more than 1.6 million flights carrying more than 148 million customers. United is proud to have the world's most comprehensive route network, including U.S. mainland hubs in Chicago, Denver, Houston, Los Angeles, Newark/New York, San Francisco and Washington, D.C. United operates 750 mainline aircraft and the airline's United Express carriers operate 545 regional aircraft. The airline is a founding member of Star Alliance, which provides service to 191 countries via 28 member airlines. For more information, visit united.com, follow @United on Twitter or connect on Facebook. The common stock of United's parent, United Continental Holdings, Inc., is traded on the NYSE under the symbol "UAL".

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 106 destinations. With an operating fleet of 120 aircraft and more than 10,000 crewmembers, the company has a network of 206 non-stop routes as of March 31, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and in 2017, the Company was elected best low cost carrier in South America for the seventh consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contacts / Azul

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 27, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer